VBI VACCINES INC.

OFFICER’S CERTIFICATE

This certificate is given pursuant to subsection 2.20(c) of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Instrument”).

I, Jeff Baxter, President and Chief Executive Officer of VBI Vaccines Inc. (“VBI”) do hereby certify for and on behalf of VBI, and not in my personal capacity (and without personal liability), that to the best of my knowledge:

1.	VBI is relying on section 2.20 of the Instrument in order to abridge the time prescribed in sections 2.2(1) and 2.5(1) of the Instrument for VBI’s upcoming annual general and special meeting (the “Meeting”) to be held on September 23, 2016;

2.	VBI has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of the Instrument; and

3.	VBI has arranged to carry out all of the requirements of the Instrument in addition to those described in paragraph 2 above.

DATED this 17th day of August, 2016.

/s/ “Jeff Baxter”
Jeff Baxter President and Chief Executive Officer of VBI Vaccines Inc.